September 21, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                    Assistant Director

Re:	DC Brands International, Inc.
Correspondence
Filed August 31, 2010
File No. 333-166714

Dear Mr. Riedler:

Thank you for your September 14, 2010 letter regarding DC Brands International, Inc. (“DC Brands”).  In order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

FORM S·l/A

General

1.           We note the Form D filed on August 18, 2010. Please provide disclosure in your next amendment reflecting the sale of this debt in your MD&A, in Item 15 information and wherever else applicable.

Response:    Complied with. We will add the requested additional disclosure regarding the sale of this  debt.

Business, page 10

2.           We note your statement that "we have sold our products indirectly through retail stores, including the King Soopers grocery store chain, through a variety of distributors and directly to retail stores and health and fitness establishments, including the Max Muscle retail health and fitness chain as well as myriad health and fitness gym locations." Please reconsider your use of the term myriad in this context and consider revising to include a more definite term that more closely reflects the number of locations in which your products are sold.

Response:    Complied with. We will revise our disclosure to replace “myriad” with “a few” locations.

Note 1 Business and Significant Accounting Policies, F-6

3.           We acknowledge your response to comment 4.  Please address the following:

•      Quantify the amount of revenue and cost of goods sold reversed, the marketing expense recorded and the amount of product purchased by the CEO related to the program for all periods presented. If material, please disclose your accounting policy for the program.

•      Tell us how you determine the value at which to reverse cost of goods sold and rebook inventory. In addition, tell us if the reworked inventory is sellable, and if not, why you have assigned a value to it.

•      It would seem reasonable that a consumer would not purchase a product that was visibly tampered with or damaged. Please tell us how is it that the retailers have not returned damaged merchandise, for example products with missing pills from the cap. Tell us how you can differentiate between those products damaged from consumer or competitor tampering and those damaged prior to leaving your manufacturing facility. Also tell us why you consider all products found to be damaged or tampered with to have occurred at the retail level by consumers or competitors, thereby categorized as not returnable by the retailer.

Response:  3a)  The amount of revenue and cost of goods sold reversed and the marketing expense booked in 2009 is as follows:

Sales $74,583,  COGS $47,105, Marketing Expense $53,997

We estimate that the CEO has purchased approximately $30,000 of product in the 9 months of 2010. A large portion of these purchases were of products that had our old label on the bottles.   As we deem the expense incurred by us related to this program to be immaterial, we have not referred to such expense in our significant accounting policies. Since we do not anticipate changing our label in the near future, we do not anticipate incurring a large expense in connection therewith in the future.

3b)  The value at which we reversed the COGS and returned it to inventory is the exact amount that it was originally booked to inventory and booked to COGS.  Because the reworked inventory is sellable it is therefore assigned a value.  Since we did not re-sell these products  the amount that was re-booked into inventory in 2009 was written off to marketing expense as the product was donated or used in promotional activities.  Due to the fact that from January 1, 2010 forward, all purchases have been made by the CEO with his personal funds we have  not included these re-worked products acquired by the CEO  in inventory but have written  off to marketing expense any cost related to re-working the product.

3c)  Prior to being placed on shelves, our products are inspected for damage.  As all of the products that we ship to our distributors are the pristine product that has remained shrink-wrapped from the manufacturing facility we are confident that the damage that occurs is at the retail location.    One of the reasons for our secret shopper program is to remove the visibly tampered with products from the shelves before the retailer has to deal with them by returning them as damaged products.  As with all new manufacturers fighting to get shelf space with retailers we need to police our own products and not become a burden to our retailers or we would risk being removed.  Also, it is common knowledge in the industry that the reps of the large manufactures of beverages have been known to interfere (or even  tamper with) the” new guy’s” products.
As previously stated, only a small percentage of the bottles purchased by this program have been truly damaged, as more than half were purchased due to the use of old labels and many were purchased to be used at demonstrations and charitable events.   The small percentage that were truly damaged could have been returned to us in accordance with our return policy; however as we have stated this program prevents the need for this and  typically the stores tend not to return small amounts of damaged goods.   Once again, we wish to emphasize that the number of products purchased has been insignificant and the true number of damaged products has been an even smaller amount.

4.           We acknowledge your response to comment 5. It remains unclear how a fair value of zero is reasonable for the warrant liability for the periods presented.  For example, as of June 30, 2010 your stock price would have to increase $.42 or 525% for the $.50 barrier to be breached resulting in no warrants being exercisable. By having a fair value of zero your model appears to indicate that there is no possibility that the barrier will not be met. This conclusion does not seem reasonable. Please tell us why you believe that the model you are using to calculate the fair value of the warrant liability is reasonable.

Response:   We respectfully submit that it is the opinion of management of the Company that the barrier option model with a MonteCarlo simulation best models the factors that affect the valuation of the related warrants. In response to your comment #4 we have adjusted our stock volatility calculation from the prior 12 months to the prior 3 months and have also included a cap on this number of 90%.

We have issued two sets of warrants exchangeable for a maximum of two shares of stock for each share issued if the stock price does not reach a barrier of $.15 or $.50.  We had originally applied the intrinsic valuation method, which created an initial valuation of warrant liability of $1.8 million.  This method was adjusted quarterly based upon the changes in the average stock price.  As of 12/31/09, the warrant liability had been reduced to $1.3 million.  After receiving staff comments on our initial filing, we re-considered the valuation methodology we were applying to the warrants.  We looked at the popular valuation methodology of the Black Shoales but we found that when we applied it, it only reflected our maximum liability at the current stock price.  This method created an initial valuation of warrant liability of $3.7 million and a 12/31/09 valuation of  $4.1 million.  We then examined the barrier option method with a MonteCarlo simulation and found that it better reflected the fact that the warrants issued would not be exercisable if the Company’s stock price reached a certain barrier. The inputs/factors used in this valuation model are:
•	Start Date: The current date of the valuation.
•	End Date: The maturity of the warrant.
•	Risk Free Rate: The Treasury rate for the period that most closely matches the remaining time to maturity of the warrants.

•
Stock Volatility:  Computed volatility of a stock price by multiplying the standard deviation of the stock over a period of time times the square root of the number of observations of the stock price.  Please see below for further discussion of our methodology.

•	Current Price: Current quoted price of the company’s stock as of the date of valuation.
•	Strike Price: Amount of cash payable to purchase the stock if the warrant is exercised. Our warrants have a zero exercise price.
•	Barrier: Level that stock has to hit for warrant to be worthless. In our case $0.15 or $0.50.
•	Dividend Yield: % return of dividends. In our case this is zero.
•	Time to maturity: Years until maturity of the warrants. This changes for each calculation period.
•	Number of simulations: Number of MonteCarlo simulations run to calculate the value. In our case this number is 1,000.

Our first valuation using this model returned a zero valuation for our warrant liability. In this first valuation we used a one year volatility which was over 200% in all periods.  In this model, because the warrants lose value once the barrier is exceeded, the higher the volatility, the lower the value of the warrant and the related warrant liability.  We then adjusted the volatility from a one year to a one quarter analysis period.  This produced volatilities ranging from 66% to 200%.  After discussing these results with our auditors, we decided to limit the volatility for any valuation quarter to 90%.  We chose a 90% cap by taking the average quarterly stock volatility for each of the valuation periods (except for the 12/31/09 volatility of 200% as it is such a statistical anomaly) which resulted in a value of 93.5%.  We then rounded the 93.5%  to 90% and made that our cap. We believe that the cap creates a more conservative as well as stable valuation method for our warrant liability.  As you can see in the attached spreadsheet, placing this 90% cap has increased our stated liability by $1.46 million as of 12/31/09 and $293,000 on 9/30/09 and 4/30/09.  As we are applying this cap on a consistent basis we believe that we are complying with accounting standards of fairness and consistency.

The following verbiage will be added to the audit opinion:  As discussed in Note 1 to the consolidated financial statements under “Warrant Liability” the Company changed its method for valuing its warrant liability for warrants issued in the year ended December, 31, 2009

The following verbiage will be added to our footnote #1 in the warrant liability section:
In our initial filing in May 2010, we used the intrinsic value method to estimate the value of the warrants as more fully discussed in Note 8 which resulted in an estimated value of approximately $1,300,000.  As a result of further reflection and analysis, we changed our valuation method for the warrants to the barrier option method resulting in an estimated value of approximately $1,500,000 as more fully described in Note 8.  Therefore, the accompanying consolidated financial statements as of December 31, 2009 have been adjusted to reflect this change in method.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804 or (212) 907-6457.

Sincerely,

/s/ Hank Gracin

Hank Gracin